UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       April 2003

              File No. 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release Dated April 10, 2003

2.

News Release Dated April 15, 2003

3.

News Release Dated April 29, 2003

4.

News Release Dated May 15, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.FORM 20-F XXX    FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____    No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: May 21, 2003                                  Signed: /s/ Joanne Freeze

                                                                                  Joanne Freeze, Director

April 10th, 2003

To: Alberta Securities Commission

British Columbia Securities Commission

TSX Venture Exchange

Dear Sirs:

Subject: Candente Resource Corp. (the Corporation)

Notice of Annual Meeting and Record Date

We advise the following with respect to the upcoming Meeting of Shareholders for this Corporation:

1. Meeting Type :                                             Annual General

2. Security Description of Voting Issue :          Common

3. CUSIP Number :                                          13739Y-10 - 6

4. Record Date :                                               08 May 2003

5. Meeting Date :                                             12 June 2003

6. Meeting Location :                                       Vancouver, BC

Yours truly,

CANDENTE RESOURCE CORP.

“Joanne C. Freeze”

President & CEO

Eb

CANDENTE RESOURCE CORP. – NEWS RELEASE

April 15th, 2003

Release No. 73                                                                                                                        TSX-V:DNT

EXPLORATION ADVANCES ON THE ALTO DORADO PROPERTY, NORTHERN PERU

The Company (Candente) is pleased to report that three distinct gold zones have now been identified on the Alto Dorado property in Northern Peru. Two of these zones host high sulphidation mineralization similar to that found in the major Peruvian gold mines, Yanacocha and Pierina, where average grades are 1 to 3 grams per tonne (gpt) and cutoff grade is 0.4 gpt. The third is a porphyry gold zone, which has similarities with Chilean gold mines in the Maricunga Belt.

The Toril Zone at Alto Dorado hosts gold mineralization with values from 0.7 to 3.6 gpt in outcrop as well as in trenches and pits. To date gold has been found in vuggy silica, granular silica and quartz alunite breccia, which are all typical of high sulphidation systems, The Toril Zone has been extended by 700 metres by geological mapping, which indicates that the zone covers at least 2.4 km by 1.8 km.

A second high sulphidation gold zone, the Ana Zone, has also now been identified 3 km west-northwest of the Toril Zone. Trenching shows that this zone covers an area 2.7 km by 1 km and contains anomalous values of up to 0.78 gpt gold, 390 gpt silver and 21,376 ppb mercury. Alteration and mineralization including alunite, opaline and vuggy silica, hematite and limonite occurs in structurally controlled zones. Individual structures can be traced over 500 metres in length and 2 to 12 metres in width. The southern end of the structures coalesce (connect) into a brecciated vuggy silica body, which outcrops over an area 300 metres by 50 metres.

Recent sampling by Candente has also confirmed gold mineralization within the Olla Porphyry Zone previously identified by Hecla. Gold values of 0.46 gpt over 5 metres and 1.05 gpt over 3 metres were obtained from rock chip samples in historic (Hecla) trenches. This mineralization occurs within potassic alteration in andesite and diorite porphyry. The Olla Zone occurs approximately 700 metres south of the Ana Zone, however, the two may overlap and be genetically related.

Geophysical test surveys are currently underway on the Toril Zone by Val d'Or Geofisica (Peru) S.A. to assist in identifying potential buried zones of mineralization. Geophysical surveys identifying zones of both high resistivity and high chargeability have previously been used in Peru to assist in the discovery of ore bodies with mineralization similar to that being found at Alto Dorado. The geophysical surveys could be very useful, especially at Toril where weathered bedrock is known to mask buried zones of mineralization. Earlier this season, gold grades of 1.4 and 3.6 gpt were found in bedrock at a 6 metre depth in a pit. Soils sampled at surface above the pit, do not indicate the presence of this mineralization.

The Alto Dorado Property is located in Northern Peru, half-way between the Yanacocha and Pierina Mines and 36 km south-southeast of the Alto Chicama property where Barrick Gold recently announced a new discovery in excess of 7 million ounces of gold. Candente is earning a 100% interest in the property pursuant to an Option to Purchase Agreement with Hecla Mining.

Management is very encouraged by results to date at Alto Dorado and exploration will continue over the next several months to advance this project to the bedrock drilling stage. Exploration will include geological mapping, geochemical sampling, geophysical surveys and overburden drilling.

Candente is a mineral exploration company focused on the acquisition, exploration and development of world-class gold projects and has a strategic partnership with a premier gold producer. Management has a track record of discovering world-class mines. For more information on our current exploration progress visit www.candente.com and/or contact us at (604) 689-1957, toll free 1-877-689-1964 or investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Drill Results Linear Property, Newfoundland

April 29th, 2003

Release No. 74                                                                                                                       TSX-V: DNT

Candente Resource Corp. (the Company) is pleased to report that drilling on the Linear Gold Property in Newfoundland has intersected a series of previously unidentified gold zones. Three out of five holes drilled intersected numerous mineralized zones.

The new zones occur south of all previous drilling and have different mineralogy from the majority of the gold zones previously encountered on the property. It is believed that the zones targeted in the first two holes were displaced by faulting.

Results are as follows:

DDH LG-2003–03 - Cokes Showing

From Meters (m)	To (m)	Interval (m)	Gold (g/t)
10.4	14.3	3.9	3.36
35.7	38.4	2.7	0.68
51.8	53.7	1.9	1.98
85.9	87.5	1.6	1.15
91.2	91.5	0.3	0.35
91.7	92.7	1.0	0.79
94.1	94.4	0.3	0.49
95.3	95.9	0.6	0.38
98.9	99.7	0.8	1.36
112.5	113.9	1.4	4.45
114.6	115.2	0.6	1.15
117.7	119.6	2.0	0.63
122.0	124.7	2.7	0.18
125.5	128.1	2.6	0.24
147.8	148.9	1.1	0.70

*DDH LG-2003-04 – Cokes Showing

From Meters (m)	To (m)	Interval (m)	Gold (g/t)
8.1	11.9	3.8	0.77
14.2	16.0	2.2	2.85
21.5	22.3	0.8	1.92
25.4	27.7	2.3	1.30
31.0	38.4	7.4	2.89
45.4	50.6	5.2	0.17

*Hole LG-003-04 was drilled from the same collar as Hole LG-2003-03 but at a steeper angle to obtain better core recovery in the top 50 meters which was not recovered in Hole LG-2003-03.

DDH LG-2003-05 – Keats Showing

From Meters (m)	To (m)	Interval (m)	Gold (g/t)
36.2	38.2	2.0	2.60
52.1	55.1	3.0	0.53
73.2	75.8	2.6	0.77
92.4	96.5	4.1	0.69
98.9	101.7	2.8	0.41
105.3	106.0	0.7	0.72
110.0	11.6	1.6	0.93
111.6	116.8	5.2	0.48
117.8	125.3	7.5	0.65
126.0	131.0	5.0	0.48
132.8	134.9	2.1	0.39
136.2	136.6	0.4	7.20
138.0	139.3	1.3	0.35
141.0	142.4	2.4	0.54
150.6	150.9	0.3	0.41

Historical drilling in 1999 and 2000 focused on individual gold showings, single veins and shallow projections of gold and was successful in intersecting several narrow high grade gold zones. Candente’s current drilling intersected numerous zones with lower grades but greater widths and will assist greatly in advancing the understanding of the controls to gold mineralization on the property. Management is very pleased with the vertical extent over which gold mineralization is occurring.

The drilling program was completed in early March 2003. Of the 1600 metres initially planned in eight holes, only five drill holes totalling 665 metres were completed due to severe weather problems and poor ground conditions. The results presented here are the first gold fire assay results from Eastern Analytical Labs in Springdale, Newfoundland. A second gold fire assay result from ACME Labs in Vancouver, in addition to the results for a complete ICP-35 element suite, are expected by the end of April 2003 and will be reported when they become available.

Candente is a mineral exploration company focused on the acquisition, exploration and development of world-class gold projects and has a strategic partnership with a premier gold producer. Management has a track record of discovering world-class mines. For more information on our current exploration progress visit www.candente.com and/or contact us at (604) 689-1957, toll free 1-877-689-1964 or

investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo.

President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

CORPORATE UPDATE - NEWFOUNDLAND AND PERU

May 15th, 2003

Release No. 75                                                                                                                        DNT:TSX-V

Candente is pleased to report that exploration is advancing as planned on its projects in Peru and Newfoundland.

Newfoundland – Goldcorp

Goldcorp continues to be interested in the gold potential of Newfoundland. Details of the Goldcorp Candente Strategic Partnership for exploration in Newfoundland are currently being finalized. Candente’s Newfoundland exploration is scheduled to recommence this month.

Peru – Apex Silver

On May 9th of this year Candente entered into an agreement with Apex Silver Mines Limited which provides for Candente to transfer its interest in a base and precious metals prospect in Central Peru for a 2% NSR on all copper, lead, zinc, silver and gold produced. Apex is actively exploring the region and will finance and control all further exploration and development on the property. Candente is also negotiating agreements with Apex Silver on other VMS (Volcanogenic Massive Sulphide) prospects currently held by the Company in Peru. Candente delineated several VMS targets in Peru in 1998 but has not conducted any exploration on them since that time as the corporate focus has been aimed specifically on gold exploration.

Peru – Alto Dorado: Toril Gold Zone

Candente is also actively exploring the Alto Dorado Property in Northern Peru, where gold mineralization in vuggy and granular silica is similar to ore bodies found at Peru’s low cost gold producers, Yanacocha and Pierina. Recent geophysical test surveys on the Toril Zone have been successful in identifying both potential extensions to known gold zones and the existence of other potential buried mineral bodies in the area. The geophysical surveys also indicate that the Toril hydrothermal system has a minimum length of 3 kilometres. Additional information will be provided as soon as interpretations are completed. Exploration is ongoing such that additional geophysical surveys, geochemical sampling and overburden drilling will be carried out over the next several months.

Candente is a mineral exploration company focused on the acquisition, exploration and development of world-class gold projects and has a strategic partnership with a premier gold producer. Management has a track record of discovering world-class mines. For more information on our current exploration progress visit www.candente.com and/or contact us at (604) 689-1957, toll free 1-877-689-1964 or investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.